MAIL STOP 4-6

Ms. Barbara C. Jacobs, Esq.
Mr. Jeffrey Werbitt
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:                               SoftBrands, Inc.
Form 10 filed January 14, 2005
File No. 0-51118

Dear Ms. Jacobs and Mr. Werbitt:

                                                Thank you for forwarding your comments. We are filing via EDGAR, simultaneous with this letter, an amended Form 10 that includes changes that address each of your comments.  As you discussed with our counsel, we are also simultaneously filing a quarterly report on Form 10-Q to update the information contained in the Form 10 for the quarter ended December 31, 2004.

                                                The remainder of this letter responds to, and provides supplemental information regarding, each of the comments contained in your February 23, 2005 letter.  With respect to each of your comments, we have repeated the text of your comment in bold below followed by our response.  If our response includes a revision to our Form 10, where practical, we have also included the text of the revision.

General

1.                                       Please note that your registration statement will become effective by operation of law 60 days after it was filed pursuant to Section 12(g) of the Exchange Act.  However, we will continue to review your registration statement after the effective date, until all comments have been resolved.  Once a registration statement becomes effective, you are responsible for making public filings, including but not limited to, quarterly and other reports required by Section 13 of the Exchange Act and proxy statements required by Section 14 of the Exchange Act.

                                                We acknowledge that our obligation to make filings consistent with Section 13(a) of the Securities Exchange Act of 1934 shall commence upon the effective date of our registration under Section 12(g)—on March 15, 2005.  Please note that it is our desire to be as responsive as possible to the comments of the Commission and our objective is to comply fully with those comments.

Item 1.  Business, page 8

                                                Background and Development of Business, page 8

                                                Development of Business, page 9

2.                                       Please supplementally provide support for your belief that Fourth Shift has the reputation as a leading and stable enterprise resource planning system for mid-sized manufacturers and that SoftBrands is one of the leading ERP suppliers in China, on page 14.  Additionally expand to state concisely the basis on which the leadership claim is made.  Similarly, you should provide the basis of your belief that SAP is the largest enterprise software company in the world.  Does SAP refer to itself as the largest enterprise software company in world?

Please note that the Fourth Shift product has been listed, as recently as 2001, as one of the four leading products for sale to Tier III manufacturers—manufacturers with revenue of less than $200 million.  Fourth Shift was one of the first (if not the first) manufacturing software systems for use on a desktop computer in a local area network (introduced in 1985). Fourth Shift is sold as a standardized system, and we encounter a very low rate of integration issues or “bugs.”  Nevertheless, in response to your comment, because we cannot locate recent statistical information segmenting competitors in the “Tier III” marketplace, and because it is difficult to provide objective information regarding stability, page 9 of the Form 10 has been revised to remove the clause “the reputation of Fourth Shift as a leading and stable enterprise resource planning (“ERP”) system for mid-sized manufacturers including.”

Please note that SAP does claim to be the largest enterprise software company in the world.  In accordance with SAP’s website, accessible at http://www.sap.com/company/index.epx:

“Founded in 1972, SAP is the recognized leader in providing collaborative business solutions for all types of industries and for every major market.

With 12 million users, 88,000 installations, and 1,500 partners, SAP is the world’s largest inter-enterprise software company and the world’s third-largest independent software supplier overall. We have a rich history of innovation and growth that has made us a true industry leader. Today, SAP employs nearly 30,000 people in more than 50 countries. Our professionals are dedicated to providing high-level customer support and services.”

From the 2004 annual report of SAP AG:

“Translated into US dollars, the reporting currency of our main competitors, we increased software license revenue 12% while the rest of the market saw a market decrease (3%).  SAP’s worldwide share of the market against its four largest competitors was 59% at the end of the fourth quarter of 2003, compared to 51% at the end of the fourth quarter of 2002. In the United States, we became the market leader through a 2003 increase in market share of 14%.”

Please also note that, to our knowledge, Fourth Shift was one of the first suppliers, if not the first supplier, of enterprise resource planning software with a significant presence in China, having established an agency in Beijing in 1989 and a wholly-owned subsidiary headquartered in Tianjin in 1991.  We believe Fourth Shift remains a leading ERP system for the relatively fragmented market for manufacturing software systems in China.  Nevertheless, in response to your comment, and because we could not locate any statistical information segmenting ERP suppliers in the China market, we have revised the second sentence of the third paragraph under “Customer Base” on page 15 of the Form 10 to read as follows: “SoftBrands has had a presence in China since 1989.”

Manufacturing Software Operations, page 9

Products, page 10

3.                                      Please revise to more clearly explain whether your products work independently from each other or may work in conjunction with each other.  Also, you should discuss the interoperability of your products with established software platforms.

In response to your comment, the Form 10 has been revised in the introduction to the “Products” section for the Manufacturing Software Operations as follows:

“We offer ERP software, consulting, implementation, installation and ongoing support to manufacturing customers worldwide.  Our principal products include Fourth Shift, Fourth Shift Edition for SAP Business One, Demand Stream, and evolution.  Each of the products is sold as a separate software system and they are not specifically designed to be dependent upon any of our other software products.  Fourth Shift is designed to work with Microsoft operating systems (Windows NT/XT/2000) and is offered with either a SQL Server database or an mdbs database system.  Fourth Shift Edition for SAP Business One is derived from our Fourth Shift code and consists of some of the modules of that product that have been altered to be closely integrated and function with the SAP Business One product.  Demand Stream is a lean manufacturing product that is also designed to work with Fourth Shift and Microsoft operating systems, but that is not platform dependent and also works with other ERP software systems and databases.  evolution is a software system that was developed completely independent of Fourth Shift by a company acquired by a predecessor, and is not specifically designed to function with our other manufacturing products.  It is a platform independent application which functions with most commonly used operating systems and database management systems.”

4.                                       You disclose that SoftBrands “agreed to a significant joint initiative with SAP to address the software application needs to medium-sized manufacturing companies.” Please revise to further explain your relationship with SAP.  In this regard, you should explain the roles of each party in the relationship and explain how your relationship with SAP gives you access to the distribution capacity of SAP and provides an opportunity to sell SoftBrands solutions to SAP’s enterprise customers.

In response to your comment, we have revised the Form 10 to include, after the first sentence under the caption “Fourth Shift Edition for SAP Business One”, the following disclosure:

“Through this arrangement, we are working with SAP to closely integrate several of our Fourth Shift modules with the SAP Business One product.  Most of this integration work is being performed by us, and at our cost.  SAP has appointed us as a distributor so that we may sell both Fourth Shift Edition for SAP Business One and complete SAP Business One systems to our customers and potential customers.  Further, SAP has introduced us to its network of independent resellers for SAP Business One so that we may negotiate individual reseller agreements with some or all of those resellers.”

Sales and Marketing, page 14

5.                                      We note that you have contracts with approximately 25 resellers and referral partners.  Please revise to more fully describe the relationships with your resellers and referral partners and your dependence upon them.  For example, what are the general terms of your arrangements? Do you have long-term agreements with them? What is the compensation structure? Are you substantially dependent upon any of these agreements? Please provide substantially similar disclosure under “Sales and Marketing” on page 18, as applicable.

Please be advised that, although we use resellers and referral partners, less than 5% of our total revenue is generated by these sources and no more than 1% of our revenue is generated from any single reseller or referral partner.  Accordingly, the business of SoftBrands is not substantially dependent on those relationships as a whole or individually.

In response to your comment, we have revised the Form 10 under “Sales and Marketing” on page 14, by adding a new fourth sentence to read as follows:

“These arrangements currently provide us less than 5% of our annual revenue.”

We have also revised the Form 10 under “Sales and Marketing” on page 18, by adding a new sentence to the end as follows:

“Revenue from resellers represents less than 5% of our annual revenue.”

See our response to comment number 44 regarding revenue recognition on transactions involving resellers or referral partners.

Hospitality Software Operations, page 1

Products, page 16

6.                                      Briefly discuss the acquisition of the Medallion intellectual property rights in 2003.  Please disclose the material terms of your agreement with RekSoft.

In response to your comment, we have revised the Form 10 to replace the second paragraph of the description of Medallion with the following three paragraphs:

“Prior to 2003, we were a distributor of Medallion.  We acquired all of the intellectual property rights to this product in May 2003 through the purchase of WinnLodge AG, the Swiss entity that owned those rights.  We paid $711,000 in cash at closing to the three shareholders of WinnLodge, assumed and paid $250,000 of WinnLodge’s indebtedness and issued the shareholders of WinnLodge promissory notes for an additional $804,000 payable in quarterly installments of $67,000 through March 30, 2006.  We provided additional consideration to the WinnLodge shareholders of $250,000, partially in cash at closing and partially in promissory notes, in exchange for non-competition agreements.  Finally, we agreed to make additional contingent payments to the sellers of 10% of Medallion quarterly sales that exceed $670,000, up to a maximum payment of $696,000 through June 30, 2006.  No such payments have been required to date.  To the extent any such payments will be required in the future, they will be capitalized as part of the acquired technology.

We have hired and paid an affiliate of one of the selling shareholders, RekSoft, to assist with further development of Medallion.  RekSoft, a Russian company, is currently paid $25,000 a month in consulting fees to assist with this work.  Since May 2003, with the assistance of RekSoft, we have worked to standardize the offering and increase its appeal to our target markets.

There are currently more than 600 installations of Medallion worldwide.  We expect to increase our marketing of Medallion in the United States and China during 2005.”

Please note that we have contracted with RekSoft for a number of years, but that the current relationship is under a one year extension of a previous agreement.  Accordingly, we have also revised the disclosure at the top of page 19 to read as follows:

“RekSoft, a St. Petersburg, Russia—based company, currently provides core development for Medallion under a contract that expires in 2006.”

7.                                      Please revise your disclosure to more clearly differentiate your Medallion and PORTfolio products.  How do Medallion and PORTfolio differ? Do they both utilize similar platforms? May they be used in conjunction with each other? Also, elaborate on the function of your RIO product.  How does it “support the activities of spas, health clubs and resorts?” How does it tie together all areas of a resort property?

In response to your comment, the Form 10 has been revised in the introduction to the “Products” section under Hospitality Software Operations as follows:

“We provide property management systems (“PMS”) and leisure management systems (“LMS”) to hotels, resorts, spas and health clubs.  We have two primary property management systems, Medallion and PORTfolio.  Our primary leisure management system is RIO.  None of these three products are designed to operate together and each is sold as a separate product to separate markets.  Although PORTfolio and Medallion are both property management systems that could compete with each other, we acquired them at separate times and they have features that appeal to different geographic and hotel markets.  Medallion is more widely used in small to mid-sized hotels and hotel chains in continental Europe.  PORTfolio has centralized reservation functionality and is used in the United Kingdom, and in English speaking countries for larger hotels and hotel chains.  RIO is designed specifically to serve sites that accommodate the multiple leisure activities of full service resorts, such as fitness centers, spas, golfing, tennis courts and dining.”

We have also added the following sentence to the end of the first paragraph of the PORTfolio product description:

“PORTfolio is Microsoft Windows NT/2000/XP compliant and operates with a Sybase database management system.”

Finally, we have revised the last paragraph of the RIO product description section as follows:

“The RIO functionality allows a resort to record the transactions of its customers in a central database, irrespective of where the resort customer transaction is generated.  This allows the resort to have a single source of information for its customers for spa, restaurant, gift shop, classes, special events, golf, tennis and fitness center activities.  This is accomplished through specific modules such as RIO Spa, RIO Retail and RIO Dining.”

8.                                      You disclose that Medallion can accommodate both single and double-byte languages.  Please revise to explain the terms single and double byte languages and disclose why this enables the product to be sold in global markets.

In response to your comment, we have revised the Form 10 to replace the second sentence of the first paragraph in the Medallion product description with the following:

“Medallion is a fully translated product that can function with character based languages such as those used in China and Japan, and therefore can be sold in many global markets.”

9.                                      We refer you to your discussion in your MD&A of third party software and hardware revenue.  Please revise to clarify the extent to which you provide the hardware that is required to run your software.  Also, describe your relationships with third party software companies that provide software that is imbedded within your products.  Do you have contracts with any of these companies? Further, supplementally confirm that you are not substantially dependent upon third party software.

Please be advised that no third party hardware that is not readily commercially available from multiple vendors is required to run our software.

Please note that several of the products we offer are dependent upon industry standard operating systems and database management systems, but that all of these systems are readily commercially available without restriction.  Although our Fourth Shift product was once dependent on the mdbs database management system, and much of the current installed base operates on that database system, most new system sales are on Microsoft’s SQL Server database, and SoftBrands has acquired a perpetual, fully-paid, worldwide license to the mdbs database system that allows us to alter that system to support our product.  Several of our products embed software code from third parties, but SoftBrands has licenses for such software that we believe will not be cancelled, and even if cancelled, would not substantially reduce sales or functionality of our products.  Accordingly, this is to confirm that SoftBrands is not substantially dependent on third party software.

Competition, page 19

10.                               You disclose elsewhere that SAP is the largest enterprise application software company in the world.  However, SAP is not discussed in this section.  For example, your disclosure states that the ERP market is characterized by a number of smaller companies, none of which has a significant portion of the market.  Please revise or supplementally advise.

Please note that SAP competes primarily in the market for installations in the segment for ERP solutions directed to companies within excess of $1 billion in annual revenue, and is the largest participant in that segment of the market.  SoftBrands generally competes in the market for companies, or manufacturing sites at companies, with less than $1 billion in annual revenue, and primarily for companies with less than $200 million in revenue.  SAP’s products are highly customized for large entities and typically include millions of dollars of installation and custom software support.  SoftBrands products, and particularly its core Fourth Shift product, are standardized and require far less investment by purchasers, particularly small companies.  In response to your comment, the Competition section has been revised to make this more clear by altering the third sentence of the first paragraph to read as follows:

“The U.S. market for ERP solutions for these small to mid-sized companies, sometimes referred to as “tier II and tier III manufacturers,” is characterized by a number of smaller companies, none of which has a significant portion of the market.”

Item 2.  Financial Information, page 22

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 22

General

11.                               We refer you to the disclosure elsewhere in the filing that you have discovered in the past and may in the future discover areas of your internal controls that need improvement and that you devoted significant resources in 2004 to improve your internal controls.  In light of this disclosure, advise why the expenditure of resources is not addressed in this section.  Please consider expanding your disclosure to explain the areas of your internal controls that needed improvement and the steps you have taken to improve your internal controls.  Who identified the areas needing improvement and when did this occur? Indicate when these issues were identified and resolved and whether your auditors considered them “material weaknesses.” To the extent that your auditors discovered “reportable conditions” not rising to the level of “material weaknesses,” supplementally advise.

Will further steps be necessary to determine that your controls and procedures are effective? Are there material capital expenditures associated with addressing the effectiveness of your controls and procedures in the future? Also, consider addressing the consequences if your controls and procedures are not effective once you begin filing reports under Section 13 of the Exchange Act.  Are there additional ramifications, other than the potential loss of confidence by investors as discussed on page 6?

Please note that, as we discuss in the “Overview” section of the MD&A and in the “Development of Business” section of Item 1, some of the operations combined into SoftBrands, and particularly the hospitality operations, contained offices, personnel and products that had never been fully integrated from an operational or financial controls standpoint.  It was necessary to apply more consistent operations, procedures, financial systems and management across all operations.  Although these procedures, systems and management were not initially conceived as part of a Sarbanes-Oxley 404 assessment process, and did not have the initial goal of establishing a COSO compliant internal control framework, they did serve as a precursor and basis for the assessment now in process.

Please note that we substantially restructured our operations in September 2003 to reduce the number of our office locations and to consolidate management.  As part of this process, we reduced the number of our accounting personnel and the number of separate financial reporting centers.  These steps reduced the amount of general and administrative expense devoted to financial management.

As part of the 2003 audit, our independent registered public accounting firm noted in its management letter a reportable condition in the area of income tax accounting.  They did not, however, consider this tax matter, or any other matter noted in the management letter, a material weakness under the AICPA standards that then applied.  During fiscal 2004, with the full support and participation from our executive management team and Audit Committee, we formally implemented a Controls Improvement Plan, specifically designed to address each significant management letter comment we had received, and we devoted substantial resources to strengthening our internal control structure.  We tracked our progress against the Plan and reported to our Audit Committee and independent registered public accounting firm quarterly, if not more often.  We have made significant progress on all of the issues identified by our independent registered public accounting firm, but acknowledge that we have further improvements to make.

With regard to the reportable condition related to income tax accounting, we made improvements in the areas of identifying and tracking book/tax differences and understanding required statutory tax filings around the world.

Please note that the last paragraph of the selling, general and administrative expense section of the 2004 to 2003 comparison discloses that we anticipate additional expenditures in this area as we formalize and document certain of our internal control over financial reporting as part of our Section 404 assessment process.  We have retained an external consulting firm to assist with the Section 404 assessment process.  We expect that the effort and expenditures devoted to these activities will continue throughout fiscal 2005 and 2006 and anticipate that, to the extent we reduce reliance on independent consultants, we will establish an internal audit function.

Because none of the control issues previously discovered were considered material weaknesses, we have generally responded to this comment supplementally, and have not made significant changes to our current disclosures.  However, in response to your comment we have revised the “Overview” section of the “Results of Operations”:

1.               To add a new fifth sentence to the first paragraph explaining the need, given the disparate operations in various geographies, to institute better internal controls, which reads as follows:

“As part of this restructuring, we started a process of implementing more consistent financial controls across our operations during late 2002.”

2.               To add, at the end of the fifth paragraph, the following sentence:

“We also devoted more internal resources during the fiscal year ended September 30, 2004 to strengthening our internal controls.  We focused during 2004 on (a) centralizing accounting functions (b) improving income tax accounting (c) strengthening oversight of international operations, (d) increasing the speed at which, and the accuracy with which, we close our books, and (e) improving our information technology function.”

We have also noted, in the paragraph added to the caption “Restructuring Related Charges” in the 2004 to 2003 comparisons, the likelihood that the additional resources devoted to internal controls will partially offset the savings in selling, general and administrative expense realized through the restructuring.  See our response to comment 17 below.

Finally, and in response to your comment regarding ramifications, we have revised the final sentence and added an additional sentence at the end of the second to last bulleted risk on page 6, as follows:

“If management is not able to complete its assessment of the effectiveness of internal control over financial reporting, if we come to a conclusion that our internal controls are ineffective, or if our independent registered public accounting firm comes to a conclusion that our assessment process is not adequate or our internal controls are ineffective, investors could lose confidence in our reported financial information and the market may react negatively.  If our internal control over financial reporting results in our reporting inaccurate financial information, we may be subject to suit for securities law violations.”

Critical Accounting Policies and Estimates, page 23

12.                               Consider adding disclosure regarding estimates made in connection with your restructuring activities to your Critical Accounting Policies and Estimates.  We note that the adjustments made to previously recorded lease accruals had a material affect on your 2004 results.

In response to your comment, the following critical accounting policy has been added to the Form 10:

“Restructuring related charges.  When we close or restructure a substantial part of our operations, we accrue the fair value of the one-time termination benefits we expect to incur in reducing employee headcount in the period in which the plan is communicated and the other criteria of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, are met.  Costs related to excess leased office space from which we are no longer deriving economic benefit are recognized at fair value at the time we cease using the leased space.  Other contract termination costs are recognized at fair value when we actually terminate the contract in accordance with its terms.  Other costs associated with exit activities are accrued as of the date the liability is incurred.  We estimate the amounts of these costs based on our expectations at the time the charges are taken, and we reevaluate the remaining accruals at each reporting date based on current facts and circumstances.  If our estimates or expectations change because we are subjected to contractual obligations or negotiations we did not anticipate, we choose to further restructure our operations, or there are other costs we did not foresee, we adjust the restructuring accruals in the period that our estimates change.  Such changes are recorded as increases or decreases to the restructuring related charges in our statements of operations.  For example, during 2004, we made changes to how we were utilizing certain leased facilities, including leased space that was vacated and accrued under previous restructurings.  These changes resulted in the reversal of $991,000 of previously recorded restructuring charges during the year ended September 30, 2004.  At September 30, 2004, we have an accrued restructuring liability remaining of $1.2 million, including $748,000 for remaining lease obligations.  While we are not aware of any known changes in the future, we are continuing to negotiate with the related lessors and are attempting to terminate our contractual obligations at favorable terms.  If successful, we may be required to further reverse previously recorded restructuring charges.”

13.                               Expand your description of critical accounting policies and estimates to include, to the extent material, the sensitivity of estimates to deviations of actual results from management’s assumptions and circumstances that have resulted in revised assumptions in the past or from other outcomes that are reasonably likely to occur.  You should address such factors as how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  For example, you have significantly revised key estimates related to a large development contract, but your disclosures are very brief and do not appear to indicate that this has occurred in the past or whether future changes are reasonably likely.  In addition, you record a general allowance for uncollectible accounts receivable by applying a percentage to the aging of your receivables, but your disclosure does not indicate whether this percentage was changed in the past or how sensitive your results are to such changes.  See SEC Release Nos. 33-8350 and 34-48960 and FR-72 and revise your disclosure related to each policy and estimate accordingly.

In response to your comment, the disclosures of our critical accounting policies in the Form 10 have been revised as follows:

1.                                       “Revenue Recognition” has been revised to add, at the end thereof, the following paragraph:

“For example, we used the percentage-of-completion method to record revenue on a large hospitality development agreement under which we had identifiable contractual obligations which we believed we could fulfill and had the ability to reasonably estimate.  Nevertheless, as we were completing the first development phase of the contract, we encountered performance issues and the customer disputed whether we satisfied the contractual requirements.  In 2002, we recorded additional expense and a loss accrual of approximately $700,000 based on additional estimated costs to be incurred. In 2003, we incurred $400,000 of additional costs, and the customer refused to pay for portions of the contract we had completed, resulting in reversal of approximately $1.5 million of revenue.  During these periods, we appropriately monitored and adjusted our estimates and assumptions regarding revenue recognition for this contract.  The contract was terminated in 2003, and our final obligations were fulfilled by early 2004.  We do not anticipate entering into a significant number of arrangements in the future where the provision of services that are essential to the functionality of our software is required.”

2.                                       “Valuation of Accounts Receivable” has been revised to add, at the end, the following paragraph:

“Our allowance has been materially accurate in the past and we have not made significant changes to our methodology for estimating the allowance for doubtful accounts.  However, it is possible that factors affecting our ability to collect from customers may change in the future, including market related changes in our industry that may affect the ability of customers to pay.  Such changes could require us to adjust our reserve methodology.”

3.                                       “Valuation of Goodwill and Intangibles” has been revised to add, as a new penultimate paragraph, the following paragraph:

“For example, we changed the manner in which we used our hospitality assets when we restructured our operations in September 2003, because we made the strategic decision to discontinue certain product development projects and deemphasize the sale of certain of our existing hospitality products.  As a result, we assessed the capitalized intangible assets related to these projects and products and recorded a total impairment charge of $2,498,000.”

Please note that we believe our “Deferred Tax Assets” critical accounting policy reflects the required sensitivity analysis and that we have drafted the new “Restructuring Related Charges” critical accounting policy, included in our response to comment 12, to reflect the required sensitivity analysis.

14.                               Your disclosure suggests that revenue deferrals may have resulted from unsuccessful attempts to “document your sales with contracts or purchase orders that attempt to make clear that the purchase of software license is not contingent or conditioned on the delivery of another element, such as customer support.” Supplementally, clarify this disclosure and indicate the extent to which your attempts have failed resulting in revenue deferrals.  In cases that resulted in deferrals, explain how you failed to document the arrangements and why these failures resulted in deferrals.  In addition, indicate how your revenue recognition policy on page F-12 addresses these issues.

During the periods for which we have provided financial information, there have been no significant deferrals of revenue relating to contracting practices.  There have, as disclosed, been instances where the delivery of services has been a condition to the payment for a software license, and in those cases revenue was recognized when the services were completed.  Accordingly, and in response to your comment, we have revised the last two sentences as follows:

“We document our sales with contracts or purchase orders that make it clear that the purchase of the software license is not contingent or conditioned on the delivery of another element.  Although we anticipate that our controls over contract preparation and review are adequate to avoid these revenue issues, if we fail to properly document sales, or if the objective evidence of the value of the other elements in a multi-element contract change, we might be required to record less, or even no, revenue on shipment of products.”

Because these issues have not significantly impacted our revenues, we believe it is appropriate to only include this disclosure in our discussion of critical accounting policies.

Results of Operations, page 25

General

15.                               Although the disclosure of your results of operations explains changes from period to period, in certain instances, you refer to two or more factors that contributed to a material change that you discuss.  When changes are due to multiple factors, you should disclose the dollar amount of the change that was attributable to each significant factor you identify and explain the events that led to the change in such factor.  This information is especially important when the overall change you are describing is the result of offsetting contributing factors.  See Section III.D of SEC Release 34-6835.  For example, but without limitation, we note that you disclose on page 33 that following your restructuring initiative, SG&A costs were reduced substantially as certain accounting operations were consolidated, headcount reduced, excess office space abandoned and other cost reduction efforts were implemented to reduce overall expense levels.  Please revise your disclosure to quantify material changes attributable to each factor.

In response to your comment, we have revised the MD&A to include specific dollar amounts, or percentages of stated dollar amounts, where we attribute a change to multiple factors, and where those dollar amounts are not otherwise apparent from the financial statements.

Overview, page 25

16.                               We note your discussion of activities and losses related to significant custom software development contract in 2002 and 2003.  This discussion indicates that, in 2002, you recorded an accrual to fully reserve for the then estimated loss on the contract.  This discussion further indicates that activity during the nine months ended September 30, 2003 resulted in an additional loss of $1.5 million.  Supplementally, clarify how the timing and amount of the additional loss was determined.  Was an additional loss accrual recorded during the period? Also, clarify the specific factors or conditions that resulted in an additional loss beyond the amount recorded during 2002.

Please note that our involvement in the custom development agreement consisted of one large project divided into several phases, the first two of which were release 1 (R.1), which was a reservation system, and Statement of Work #4 (SOW #4), which was a follow-on project to design releases 2 through 5.  Work on R.1 in 2001 resulted in recognition of $236,000 of revenue.   We were awarded the work for SOW #4 in 2002.  In August 2002, code for R.1 was released to the customer for testing and encountered performance issues that required significant remediation. At December 31, 2002, we estimated that cost overruns would result in a loss of approximately $700,000, based on costs incurred to date plus expected costs to complete.  Our costs were primarily labor, and we believed the estimates to be reasonable based on the progress of the remediation effort to that date and our expectation of required costs to complete.

R.1 remediation efforts continued to proceed slowly in the first half of 2003 despite the customer’s insistence that we utilize outside consultants to assist in the effort.  During the quarter ended June 30, 2003, the customer decided to suspend additional work on SOW #4 to focus on successful completion of R.1.  We believed that SOW #4 could be completed to the satisfaction of the customer, and we anticipated completion of our R.1 obligations with no further losses.

In the quarter ended September 30, 2003, we concluded that development work on SOW #4 would never resume and began negotiations with the customer to end the relationship altogether.  During the process, for the first time, the customer expressed its refusal to pay for portions of the contract we had previously completed, and we were required to record a revenue reversal of $1.5 million at September 30, 2003.  We were able to enter into an agreement with the customer through which we would cease work upon completion of agreed obligations.  We accrued for additional costs at September 30, 2003 in the amount of $222,000 based on these final obligations for which we would not be paid.  By December 31, 2003 we had fulfilled our obligations and concluded the relationship.

17.                               Discussion in this section regarding the 2003 restructuring actions describes various factors and conditions that “required more resources than you had available.” In view of this, expand your discussion of the restructuring activities to clearly describe how the actions taken are expected to address your lack of sufficient resources.  In this regard, describe the strategy behind your restructuring actions.  Additionally, disclose and quantify the expected effects on future earnings and cash flows resulting from your restructuring plans.  See SAB Topic 5:P.4.

In response to your comment, the disclosure in the fourth full paragraph of the “Overview” has been revised and expanded as shown below.  Prior to the restructuring, the hospitality group had embarked on an aggressive growth plan and a strategy to deliver and market a suite of new products for the industry.  Some of the products were new and some were enhancements on existing products.  This new strategy involved significant development efforts that were being performed in-house and through outside contractors.  The “resources” originally referred to were financial, as we could not afford to complete some of the development projects without jeopardizing our financial viability.

“The negative impact of this contract, combined with the demands of integrating several hospitality operations and rationalizing software code that had been developed in multiple operations, and the continuing negative effects of the SARS epidemic on the hospitality software market, led us to realize that our hospitality division’s aggressive growth plan and new product strategy required more financial resources than the business case warranted.  By the end of September 2003 we decided to substantially restructure our operations, particularly in our hospitality business in order to return to positive cash flow.  We integrated the administrative functions of the two reportable segments, reduced personnel, office locations and commitments in September 2003 and recorded a $2,036,000 restructuring charge as a result.  Additionally, impairment charges were recorded in 2003 to write down the carrying value of certain hospitality intangible assets and we deferred or cancelled software development projects.  Because we had built infrastructure in anticipation of further expansion before revenue was realized, and then decided to cut expense, we recorded a significant net loss in the nine month period ended September 30, 2003.”

We have further revised the Form 10 in response to this comment by adding the following paragraph as a new third paragraph under the caption “Restructuring Related Charges” in the 2004 to 2003 comparisons:

“We implemented the September 2003 restructuring plan because our strategy of expanding product offerings and marketing programs in our hospitality segment was not performing well financially.  We believed that this strategy could have been successfully executed with adequate time and investment, but we had less access to capital than anticipated, in part because we did not have access to public capital markets.  We concluded that the incremental investment we were capable of making was not in the best interest of our stockholders.  Through the restructuring plan, we significantly slowed our plans to grow the hospitality business and to fund new product development.  We also consolidated management and support functions of our two reportable segments as part of this plan.  This consolidation had an immediate financial effect on the company and provided for improved efficiencies and a better control environment.  This resulted in ongoing benefits through the elimination of approximately $8.9 million of annual salaries, approximately $300,000 of annual rent expense and approximately $1.5 million of previously anticipated outside development consulting.  These savings will affect primarily our selling, general and administrative and research and product development operating expenses and will be partially offset by other cost increases, including additional costs devoted to documentation and assessment of our internal control over financial reporting.”

Period Comparisons - 2004 Compared to 2003, page 26

Total Cost of Revenue, page 30

18.                               We note your discussion of a charge recorded during 2003 related to the impairment of purchased and developed software in the hospitality group.  Revise this discussion to describe the software involved and the factors that led you to conclude that the software was impaired.  Explain how the amount of the impairment was determined.  Indicate the current status of the software.

As disclosed in the Form 10, and as discussed in more detail under the caption “Restructuring Related Charges” in the 2004 to 2003 comparisons and in our response to comment 17 above, in September 2003 we instituted a significant restructuring plan under which we reduced the resources devoted to our hospitality business, including the resources devoted to sales and marketing of existing products and development of new products.  This plan and change in strategy was considered a triggering event that required us to evaluate the carrying value of our hospitality long-lived assets for recoverability.  As part of this evaluation, we noted three product development intangible assets that were directly impacted by our decision to curtail certain ongoing development projects, including a catering management product, an internet connectivity project, and a project to enhance our existing golf reservation system.  Given the planned reduction in sales and marketing expenditures, we also re-modeled the cash flow expectations for our Medallion product and for continued sales of the current golf reservation system.

In response to your comment, the related disclosure in the fourth paragraph of the “Total Cost of Revenues” section has been expanded as follows:

“The impairment charges were primarily recorded to reduce intangible asset carrying values for several product development initiatives and for products with reduced sales and marketing support resulting from our September 2003 restructuring.  In particular, we terminated development on a catering management product and wrote off the entire capitalized balance of $705,000; shelved development for an internet connectivity product and wrote off the entire capitalized balance of $440,000; terminated plans to develop extended functionality for our golf reservation product and revised downward our sales expectations from that product, resulting in the write off of the entire capitalized balance of $366,000; and revised downward our near term revenue expectations from our Medallion product, resulting in an $896,000 impairment charge against the acquired technology value of $1.9 million.  The fair value of the Medallion acquired technology was estimated using discounted expected cash flows over the expected life of the technology.  We do not have any current plans to renew development of the catering management product or the extended functionality of the golf reservation system, but may resume development of the internet connectivity product if we conclude there is a market for that product.  We continue to support the existing golf reservation system and to actively market the Medallion product.  During 2004, we changed our marketing strategy with respect to the Medallion product, and in January 2005 we released a new version of this product.  We anticipate increased customer response and market interest in this product in the future.”

Cost of Maintenance page 31

19.                               You disclose that the India support center for manufacturing products became fully operational in late 2004 and the hospitality support center will contribute to your cost controlling efforts in fiscal 2005. In future filings, please continue to disclose the impact of these support centers on your results of operations and your cost controlling efforts, including period to period comparisons, as applicable.  To the extent that these support centers will continue to lower your costs, provide disclosure as to known trends that you reasonably expect will have a materially favorable impact on your results of operations.

We acknowledge your comment and will provide information in future filings regarding the impact of these support centers and cost controlling efforts, as well as any known trends supported by the impact of the support centers and cost controlling efforts.

Restructuring Related Charges, Page 34

20.                               We note that you realigned your operating structure during the year ended September 30, 2004 and for the nine months ended September 30, 2003.  Please revise to describe the expected results from your restructuring activities (reduced depreciation, reduced lease costs, reduced employee costs, etc.) and the extent to which you have realized the effects, or otherwise, when you intend to realize these effects.  Also, if the restructuring program is likely to cause SG&A to remain lower than in 2005, please disclose.

In response to your comment, the related disclosure has been revised and expanded as discussed in our response to comment 17.  The revised disclosure addresses ongoing savings and reductions.  We have also specifically itemized the amounts of the savings.  Further, and in response to your comment, we have revised the last paragraph of the SG&A discussion as follows:

“Although we anticipate that the cost savings from the restructuring initiative will continue to result in lower selling, general and administrative expense in 2005, we anticipate that those cost savings will be partially offset by higher accounting, audit, legal, and consulting expenses as we resume public financial reporting.  We also expect to incur significant new costs, both one-time and recurring, associated with the compliance requirements of Section 404 of the Sarbanes-Oxley Act of 2002.”

Discontinued Operations, page 44 (page 37)

21.                               We note your discussion of additional charges recorded during 2004 for additional obligations of the discontinued operations.  Expand this discussion to describe the nature and causes of the obligations.  Also, indicate your assessment of the probability of additional material charges in future periods.  Explain the basis for your assessment of this probability.  In addition, disclose the extent of your ongoing responsibilities for funding expenses incurred by the trust.

In response to your comment, we have revised next to last sentence of the “Discontinued Operations” paragraph on page 37 of the Form 10 as follows:

“In addition, we recorded a $456,000 charge for additional obligations related to the discontinued operations.  These obligations relate primarily to legal fees to complete the final steps of the Plan of Reorganization.  Because we do not have any legal obligation with respect to the obligations of AremisSoft under the Plan of Reorganization or relative to the liquidating trust, and because of the substantial time elapsed since confirmation of the Plan of Reorganization, we do not expect to incur any additional expenses relative to the Plan of Reorganization beyond what was included in accrued expenses on our balance sheet at September 30, 2004.”

Liquidity and Capital Resources, page 44

22.                               We note that pursuant to the Senior Subordinated Note and Warrant Purchase agreement with Capital Resource Partners that you are subject to various covenants and restrictions.  Please revise to disclose the amended material covenants and restrictions that you must comply with under your debt instruments and discuss the waivers that were required for you stay in compliance.  Also, elaborate on the limitations on additional indebtedness resulting from your relationship with Capital Resources Partners, in light of your disclosure that you may need additional capital.

In response to your comment, the last paragraph under the subcaption “Commitments and Capital Adequacy” has been revised and expanded into two paragraphs as follows:

“Nevertheless, our debt agreement with CRP requires us to satisfy specific financial and operational covenants.  If we violate these covenants, the debt agreement provides that CRP may accelerate and require us to immediately repay the indebtedness.  In particular, we are required to maintain, at the end of each calendar quarter, a level of EBITDA generated for the trailing 12 months increasing from $7.2 million at September 30, 2005, to $16 million for the 12 month periods ending September 30, 2008 and December 31, 2008.  We are required to maintain a ratio of EBITDA to fixed charges over the same periods ranging from 0.60 currently to 1.0.  We are required to limit our capital expenditures during any 12 month period to an amount increasing from $1.6 million currently to $2.5 million for the 12 month periods ending September 30, 2008 and December 31, 2008.  Among other matters, we are prohibited without the consent of CRP (i) from incurring debt that is not expressly subordinate to the CRP debt except approximately $6 million of senior debt, (ii) from engaging in a sale of assets except in the ordinary course, (iii) from engaging in business combination transactions other than a designated amount of technology related acquisitions, and (iv) from paying dividends.

Although we are currently in compliance with all of the covenants in that agreement and expect that we will continue to comply with the covenants during the coming 12 months, we were required to renegotiate the debt agreement in the past when we expected that our operations would not satisfy the covenants.  In particular, when we restructured our operations in September 2003 to reduce expenses, we would have violated the then existing EBITDA and fixed charge coverage covenants if CRP had not been willing to renegotiate them and the renegotiation caused us to have to pay increased interest and to decrease the exercise price of warrants held by CRP.  We were required to further amend the covenants in September 2004 to accommodate reduced expectations for revenue because of a longer development time frame for our Fourth Shift Edition for SAP Business One product line.  We cannot be certain that, if we were to violate the debt agreement, CRP would be agreeable to renegotiation in the future, and if it were not, we would be required to find alternative financing to repay the debt, or risk that CRP would seek to dispose of some or all of our assets to repay the debt.  We currently do not have arrangements for alternative financing, and if we were forced to obtain financing in a short period of time to avoid default, financing might not be available at all, or the terms of that financing might be very disadvantageous to us and to our stockholders.  We believe it is probable we will meet our covenants with CRP through September 30, 2005 and therefore the portion of our CRP debt with scheduled payments beyond September 30, 2005 is classified as long-term.”

23.                               We note that you report a substantial working capital deficit as of your most recent year end.  Given this, expand your disclosures to explain the basis for your belief that you will have adequate resources to meet your commitments and cash requirement for at least the next twelve months.  Address why you believe that cash flows will improve in 2005 by discussing the specific factors that you believe will contribute to these improvements.  Clarify the phrase “over time” as it relates to the expected restructuring improvements. Clearly describe your plans to address liquidity concerns in the event that these improvements do not materialize as expected.

In response to your comment, we have modified the first paragraph on page 47 of the Form 10 to read as follows:

“We believe that cash flows from operations together with our cash and cash equivalents will be sufficient to meet our commitments and our cash requirements for at least the next twelve months.  At September 30, 2004, we show a working capital deficit of $13.4 million.  However, we have a working capital surplus of $4.6 million, excluding the impact of deferred revenue at that date.  We believe adjusting our working capital for our significant amount of deferred revenue is appropriate as deferred revenue is a source of future income and these balances are typically satisfied for substantially less than the carrying value. Deferred maintenance revenues comprise the majority of our deferred revenues and our cost to perform these revenues has recently been between 30% and 35% of total maintenance revenue.

Although we do not believe that improvement will be necessary to sustain our operations, we expect cash flows from operations to improve as we begin to generate license revenue from our Fourth Shift Edition for SAP Business One product.  Further, we believe the restructuring programs begun in September 2003 should improve our cash flows from operations in 2005 and beyond.  Significant severance-related payments were made during fiscal 2004, which will be substantially less in 2005 and beyond.”

Item 3.  Properties

24.                               In light of the fact that you have only filed the lease agreement for the property located at Two Meridian Crossings, it appears that you have concluded that the Fourth Shift House lease agreement is not material.  Supplementally advise of the basis for you belief or file the lease agreement as exhibits.  See Item 601(b)(10)(ii)(D) of Regulation S-K.

The Fourth Shift House Lease has been filed as Exhibit 10.9 to the amended Form 10 in response to your comment.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 50

25.                               We note that footnote 1 discloses that the table “[d]oes not include options to purchase common stock that are not currently exercisable, but will become exercisable upon the effective date of this Form 10.” Please revise your table to include all outstanding securities deemed to be outstanding pursuant to Rule 13d3(d)(1)(i) under the Exchange Act or supplementally advise.

Please note that, at the time of filing the Form 10, the options referenced did not become exercisable for 61 days.  Nevertheless, in response to your comment, and because these options now become exercisable within the next 60 days, the shareholder table has been revised to disclose all options that become exercisable upon the effective date of the Form 10 amendment, or within 60 days of the date of the filing of the Form 10 amendment, as being shares beneficially held by the executive or director.  See Attachment 1 to this Response Letter for the revised table.

26.                               To the extent practicable, please identify the natural person or persons who exercise voting and/or dispositive power over the shares held of record by Capital Resource Partners IV, Info-Quest and Milberg Weiss Bershad & Schulman.

In response to your comment, Robert Ammerman, the managing partner of the general partner of Capital Resource Partners IV, L.P., has been added to the table.  We do not have information regarding whom at Milberg, Weiss Bershad & Schulman LLP or at Info-Quest SA is primarily responsible for exercising voting and dispositive power over the shares.

Item 6.  Executive Compensation, page 54

Summary Compensation Table, page 54

27.                               We note that you include medical costs not covered by insurance, tax planning services and automobile expense allowance under the column “All Other Compensation.” However, it appears that these payments may be more appropriately characterized as “Other Annual Compensation,” pursuant to Item 402(b)(2)(iii)(C) of Regulation S-K.  Please revise your “Summary Compensation Table” or supplementally advise.

We acknowledge your comment and agree that these items, if exceeding the thresholds for perquisites, should be disclosed under “Other Annual Compensation.”  The Long-Term Disability Insurance, tax planning services (we have not provided any tax reimbursement—only planning) and automobile allowance, however, do not, in the aggregate, exceed the lesser of $50,000 or 10% of the salary plus bonus of any executive.  Accordingly, and in response to your comment, the table has been revised to read as follows:

						Long-Term Compensation
		Annual Compensation				Awards	Payouts
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation	Securities Underlying Options(#)	LTIP Payouts	All Other Compen-sation

George H. Ellis, Chairman and CEO	2004	$306,250	$380,747	(1)	$—	500,000	$—	$3,383	(2)

Randal B. Tofteland President and COO	2004	$268,750	$290,444		$—	$500,000	—	$3,383	(2)

David G. Latzke SVP, CFO & Secretary	2004	$225,000	$243,145	(1)	$—	200,000	$—	$4,290	(2)

(1)   Bonus includes, for Mr. Ellis $116,667, and for Mr. Latzke $58,333, awarded in connection with the successful AremisSoft reorganization in 2002 and paid in 2004.

(2)          Consists of company contributions to a 401(k) savings plan.

Long-Term Incentive Plan Awards/Employment Agreements, page 54

28.                               We note that you discuss the differing severance payments due to your executive officers.  Please revise to also discuss the compensation, as set forth in your employment agreements, due to each executive officer.

In response to your comment, the second bulleted term outlined in the “Employment Agreement” section has been revised into the following two bullets:

•      “A minimum annual salary, subject to increase by the Compensation Committee, of $260,000 for Mr. Ellis, $275,000 for Mr. Tofteland and $225,000 for Mr. Latzke;

•     Bonus participation, plus reimbursement of expenses, vacation, standard medical and health benefits, and allowances for both tax planning and health insurance reimbursement;”

Stock Options, page 55

29.                               We refer you to the “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term” columns.  Disclose source of the prices upon which the values were derived (e.g. pink sheets).  Also, supplementally provide the calculations that resulted in the values disclosed.

In response to your comment, the first sentence of the footnote to the option table has been revised to indicate that “These amounts represent the realizable value of the subject options from the last sale value, as reported in the pinksheets, immediately preceding the date of grant ($1.50), until termination. . . .”

In further response to your comment, we have revised the values attributable to the options at a 10% annual rate of appreciation over their 10 year term, which were incorrect in our initial filing.  The values attributable to the options for Mr. Ellis and Mr. Tofteland at 10% appreciation should have been $1,195,307 and the values for Mr. Latzke at 10% appreciation should have been $478,122.  Please note that these values were computed as follows:

Values at 5% appreciation = Option Shares [1.50 (1.05)10 - 1.50]

Values at 10% appreciation = Option Shares [1.50 (1.10)10 - 1.50]

Item 7.  Certain Relationships and Related Transactions, page 56

General

30.                               Please revise your disclosure under “Capital Resource Partners” and “Agreement with Info-Quest” to explain your prior relationship with Capital Resource Partners and Info-Quest, as required by Item 404(a) of Regulation S-K.  For example, did Capital Resource Partners beneficially own more than five percent of your voting securities prior to the November 26, 2002 transaction? If not, what was Capital Resource’s relationship with SoftBrands? Also, clarify the relationship that Info-Quest had with SoftBrands prior to the agreement entered into as a result of the AremisSoft reorganization.  Did Info-Quest beneficially own more than five percent of SoftBrands?

Please note that Capital Resource Partners had no relationship with SoftBrands prior to its investment.  Disclosure is provided under Item 7 with respect to Capital Resource Partners because it beneficially holds more than 5% of SoftBrands’ equity securities and because it has contractual authority to designate a director.  Although disclosure regarding the initial transaction may technically not be required, we believe it is relevant to the discussion that follows.  In response to your comment, the first sentence of the discussion of Capital Resource Partners in Item 7 of the Form 10 has been revised to read as follows:

“Effective November 26, 2002, we borrowed $20 million from Capital Resource Partners IV, L.P., an institutional investor that had no relationship with SoftBrands prior to this transaction, pursuant to a Senior Subordinated Note and Warrant Purchase Agreement and a Senior Subordinated Note that bore interest at 12.5% per annum.”

Item 7 of the Form 10 under the caption “Agreement with Info-Quest” has also been revised to add a new first sentence, and lead in to the second sentence, that read as follows:

“Info-Quest SA is a Greek corporation that held approximately 13.5% of the outstanding shares of AremisSoft.  Info-Quest had acquired these shares in several transactions in 1999 and 2000 in which it also entered into a shareholder agreement with AremisSoft that provided Info-Quest with registration rights and board visitation rights.  In May 2002, while we remained a subsidiary of AremisSoft and. . .”

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 60

31.                               We note that the market price for your common stock would have to increase and your consolidated net worth would have to increase before you met the listing standards of the trading systems that you are interested in.  Please provide a brief description of the listing standards for the potential exchanges to better present your shortfalls as they relate to market price and net worth.

Please note that we have been discussing the listing standards with both the AMEX and the Nasdaq.  For the Nasdaq, the net equity value and trading price of our shares are the largest impediments to listing.  For the AMEX, under at least one of the listing standards, it appears that listing could be achieved without substantial equity changes. In response to your comment, the last paragraph of the first subcaption of Item 9 to the Form 10 has been revised as follows:

“We are considering taking measures that we hope will allow us to achieve trading privileges on a national securities exchange such as AMEX or on Nasdaq. The filing of this Form 10 and the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934 would be a prerequisite to any such trading or quotation privileges. In addition, however, the Nasdaq and such exchanges have listing standards that must be satisfied before an application will be accepted, and although we currently satisfy many of the quantitative standards, there are several that we do not.  In particular, under the listing standards under which we would apply for Nasdaq Stock Market listing, our common stock would be required to have a bid price of at least $5.00 and we would be required to have either (1) total market capitalization of at least $75 million, or (2) stockholders’ equity of $15 million. Further, the bid price and market capitalization requirements must be maintained for the 90 days prior to listing.  Our stock has traded generally in the range of $1.75 to $2.30 since December 2004, our total market capitalization fell below $75 million in late February 2005 and our net equity at September 30, 2004, was approximately $3.6 million.  Under the AMEX listing requirements, we would attempt to qualify under either (1) a standard that requires us to have total market capitalization of $75 million and a bid price of at least $3.00 per share, or (2) shareholder’s equity of $4 million.  The AMEX requires the bid price and market capitalization requirements to be satisfied for the five business days preceding the week in which the application is filed. Accordingly, we would need to either increase our stockholders’ equity, our market capitalization, the trading range of our stock, or some combination of these actions, to achieve listing.”

“We have considered, and may propose, several steps to accomplish these increases, including a reverse stock split. Any such reverse stock split would require the approval of our stockholders under Delaware law.”

Item 10.  Recent Sales of Unregistered Securities, page 62

32.                               Please expand your disclosure regarding your private placements to further explain the facts relied upon in determining that the referenced exemptions were available.  See Item 701 of Regulation S-K.  For example, to the extent that you relied on Section 4(2) for your sales on November 26, 2002, you should explain whether the purchasers were accredited or sophisticated with access to information, if applicable to the exemption relied upon.

In response to your comment, Item 10 of the Form 10 has been revised to provide, in paragraph 2 at the end of the first sentence, that the single institutional investor “represented that it was accredited and sophisticated and invested only after being provided access to information relating to the Company and completing substantial due diligence.”  In the third paragraph, we have added after the word “placement agent” in the first sentence the words, “that was a broker dealer who was a member of the NASD and had access to, and assisted with the formulation of information relating to the Company, and was engaged by the Company .. . .”  At the end of the fifth paragraph, we have added the following sentence: “These exchanged securities were issued to the single institutional investor referred to in paragraph 2 above and the investor reaffirmed its representations as to investment intent, sophistication, access and status as an accredited investor in connection with such exchange.  The exchange was completed in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.”

Consolidated Financial Statements

Audit Opinion, page F-1

33.                               The audit opinion included in your registration statement does not include the city and state where issued as required by Rule 2-02(a)(3) of Regulation S-X.  Please revise.

In response to your comment, the audit opinion has been revised to include the city and state (Minneapolis, Minnesota) where it was issued.

Balance Sheet, page F-2.

Goodwill

34.                               The staff noted goodwill on the balance sheet of $22,947 thousand.  Supplementally tell us the transactions that gave rise to the recording of this goodwill.

Four transactions gave rise to the goodwill on our balance sheet.  All but the smallest transaction took place before our implementation of SFAS No. 142, so our goodwill balance is net of approximately $8 million of accumulated amortization.  The largest amount results from the acquisition by AremisSoft of Fourth Shift Corporation for cash in April 2001, which is approximately $22 million of the $23 million net goodwill.  The remainder results from the acquisitions by AremisSoft of the hospitality business of Verso Technologies, Inc. (formerly Eltrax Systems, Inc.) in November 2000 and Rio Systems International, Inc. in 2001, and the acquisition by SoftBrands’ South African subsidiary of one of its distributors in that country in October 2002.

Consolidated Statements of Cash Flows, page F-5

35.                               Based on information elsewhere in your filling, we understand that the net cash provided by discontinued operations during the year ended September 30, 2004 resulted from the liquidation of assets held by AremisSoft trust.  If our understanding is incorrect, please clarify this for us.  Otherwise, explain to us your basis for reporting these cash flows as a component of cash flows from operations.

Please be advised that the distribution from the AremisSoft trust was not from the result of the sale or liquidation of assets, but rather a distribution of cash from litigation settlements in actions against former officers, contractors, professionals and consultants.

We believe classification as presented is properly stated in accordance with SFAS No. 95. We understand that, to the extent we have proceeds from the sale of assets, this cash would be reported as an investing activity. Nevertheless, these proceeds were a result of the ongoing operations and activities of the AremisSoft trust, not from the liquidation of assets or investments.  Please note that proceeds from AremisSoft assets that were sold in 2002, were classified in the cash flow from investing activities section of our statement of cash flows.

The Former Parent’s Petition for Reorganization under Chapter 11

36.                               Disclosure under this note indicates that fresh start accounting was not appropriate because the former parent’ s reorganization value of the assets was more than the total of all post petition liabilities and allowed claims.  Supplementally, provide an analysis that supports this assertion.  Identify the assets, liabilities and allowed claims considered in your analysis.  Explain, in reasonable detail, how the value of each identified asset, liability or claim was determined.

As a result of AremisSoft’s bankruptcy and Plan of Reorganization, which was confirmed on July 1, 2002 and became effective on August 2, 2002, all creditors were paid in full and the class action lawsuit against AremisSoft was settled.  Given the nature of the bankruptcy, there never was a negotiated and stated “reorganization value” or any “allowed claims.”  As background, AremisSoft filed for protection under federal bankruptcy laws primarily to bring a timely resolution of the class action lawsuit and to have the court effect the needed change in ownership to class members. In order to determine whether fresh start accounting was necessary, we considered paragraph 36 of SOP 90-7, which states that there are two requirements for fresh start accounting: 1) “…the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all post-petition liabilities and allowed claims” and 2) “if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity.”  We determined the first requirement was not met and strongly believe the second requirement was not met either, as further described below.

Reorganization value of assets were greater than all liabilities

We compared an estimate of the reorganization value of the assets of AremisSoft as of June 30, 2002 to all post-petition liabilities and allowed claims, and concluded that, because the reorganization value was greater, fresh start accounting did not apply.

The definition of “reorganization value” included in paragraph 69 of SOP 90-7 is “The value attributed to the reconstituted entity, as well as the expected net realizable value of those assets that will be disposed before reconstitution occurs. Therefore, this value is viewed as the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.”  As of June 30, 2002, AremisSoft’s only recordable asset of any significance was its investment in SoftBrands, the wholly owned subsidiary it had formed in October 2001 and to which it had contributed its successful manufacturing and hospitality software operations in December 2001.  The net assets of SoftBrands as of June 30, 2002 were approximately $15 million, and an independent third-party valuation of SoftBrands completed later in 2002 estimated its value at approximately $20 million.  Using these data points, we estimated “the reorganization value of the assets” of AremisSoft to be approximately $20 million.

Also according to paragraph 69 of SOP 90-7, “post-petition liabilities” are “Liabilities incurred subsequent to the filing of a petition that are not associated with pre-bankruptcy events.  Thus, these liabilities are not considered pre-petition liabilities.”  During the period from initial filing of its Plan of Reorganization in March 2002 to the confirmation date, the only business activity by AremisSoft was through its SoftBrands subsidiary.  Therefore, the amount of non-SoftBrands post-petition liabilities were negligible.  In the normal course of its business, SoftBrands would have incurred liabilities during this post-petition time period, but the amounts were not significant.

Finally, “allowed claims” are defined as “The amount allowed by the Court as a claim against the Estate. This amount may differ from the actual settlement amount.”  As previously stated, due to the nature of the bankruptcy, there were no “allowed claims.”  Specifically, we considered whether the class action lawsuit, for which the settlement was prearranged as part of the Plan of Reorganization, was an allowed claim.  Through extensive examination of all of the formal bankruptcy documentation and discussions with our bankruptcy attorneys, we determined that the class action lawsuit was not defined by the Bankruptcy Court as an allowed claim.  Absent this, as well as any other reasonable indication of fair value of the allowed claim, fresh start accounting did not apply.

Had the fair value of liabilities exceeded assets, one would assume that all equity would have been eliminated.

There was less than a 50% change in ownership

The Plan of Reorganization specifically provided that 39.5% of the shares of SoftBrands were distributed to persons who were holders of AremisSoft common stock immediately prior to the confirmation of the Plan of Reorganization.  Although the remaining 60.5% of the shares were transferred to the class members in the class action litigation or counsel for the class, we believe that a substantial proportion of the class members were also holders of AremisSoft common stock immediately prior to confirmation of the Plan of Reorganization. Because a substantial majority of the shares of AremisSoft immediately prior to such confirmation were held in street name, however, we cannot confirm the commonality of class members and such holders with certainty.  We do know, however, from public filings, that several class members who received significant distributions from the class representative, including two local investor groups and Info-Quest, were significant holders of AremisSoft common stock immediately prior to the reorganization.  The 39.5%, plus the shares received from class distribution by these significant holders, is sufficiently close to 50% for us to strongly believe that there was not more than a 50% change in ownership.

Nevertheless, we did not disclose this factor in the footnote to the financial statements because of our inability to identify, with absolute certainty, non-objecting beneficial holders of AremisSoft common stock as of June 30, 2002 (immediately prior to confirmation).

Note 2.  Summary of Significant Accounting Policies

Cash Equivalents, page F-9

37.                               Supplementally, explain why you have not reported the approximately $2 million of Chinese Renminbi that has temporary or permanent restrictions on converting to U.S. dollars as restricted cash on your balance sheet in accordance with Rule 502(1) of Regulation S-X.

Rule 502(1) requires segregation of balances that are “restricted as to withdrawal or usage.”  The rule goes on to describe examples of such restrictions.  The $2 million of Renminbi (“RMB”) does not fall under any of these examples.  Further, neither the Chinese government nor any contractual obligation limits the use or withdrawal of these funds within China.  RMB can only be held in Chinese accounts, however, and the Chinese government does limit the conversion of RMB to other currencies to control export of currency.  Our Chinese subsidiary, which holds the $2 million of RMB, can and does convert RMB to U.S. dollars or other currencies for payment of debts to foreign vendors, including the U.S. parent, and for payment of dividends.  What we cannot do with these funds is convert them to another currency and loan them outside of China.  We do not consider this limitation to constitute a “restriction” in the sense of Rule 502(1).

Revenue Recognition, page F-12

38.                               We note that you derive revenue from the resale of third party software licenses and hardware.  Tell us and disclose in your policy whether you record these revenues gross or net and support your accounting in accordance with EITF 99-19.  In addition, tell us and disclose the material terms of any arrangements with your partners that requires you to fulfill material minimum sales commitments.

In response to your comment, we have added the following to paragraph 3 of the “Revenue Recognition” policy disclosure:

“The Company records revenue upon the resale of third-party software licenses and hardware at the gross amount of the sale and records the associated cost as cost of revenues.  The Company does not have minimum sales commitments under any of these arrangements.”

We provide the following supplemental information in specific response to EITF 99-19 considerations to support our policy of recording these transactions on a gross basis:

•                  The company is the primary obligor in the arrangement — our customers are looking to us to supply the software or hardware in question.  We obtain purchase orders from the customer and procure with the vendor for delivery of the product or service.

•                  The company has latitude in establishing price — we have established standard list pricing, and we have latitude in establishing final end user pricing.

•                  The company has discretion in supplier selection — We have selected for our offerings certain software products and hardware that works well with our software.  There are usually alternative solutions, however, we rarely change vendors due to the unique design of different products.

•                  The company is involved in the determination of product or service specifications — we are advisors to our customers and often are involved in helping them select the service specifications.

•                  The company has credit risk — We assume full credit risk on the sales of third party hardware and software.  If we do not collect on the sale to our customer, we still owe the third-party vendor for the software and hardware.

Although not a specific factor mentioned in EITF 99-19, we believe that we add meaningful value to the third-party products and related services.  The third party hardware and software is usually sold as part of a total solution that includes our proprietary software.  Delivery of the total solution along with implementation services have added value to our customers.  It should also be noted that we earned a gross margin of 25% to 32% on third-party software and hardware during the last two fiscal periods, which indicates that we are both adding value and assuming risk for these transactions.

39.                               We note that you experienced significant delays and technical issues over an extended period related to a development contract with a large hospitality customer.  Supplementally, describe the circumstances that led to these issues in more detail and indicate how this experience affected your ability to make reasonably dependable estimates as defined in paragraph 23 of SOP 81-1 for other arrangements accounted for using percentage of completion.  Support your conclusion that you are able to make such estimates with an analysis that shows how your estimates have compared to actual performance under material contracts during the periods presented.  Highlight any instances where you were required to materially change your estimates, describe the circumstances, and quantify the impact on your results.  In addition, tell us and disclose the extent to which you recognize revenue using this method.

Please note that the hospitality contract in question was the first-ever SoftBrands contract accounted for using the percentage-of-completion method.  It was unique in our experience in that it did not involve a small modification of existing code, which we have done many times before with contracts wherein the cost of modification is immaterial to the total cost, but was instead a contract for a completely new product, built with new software architecture.

We concluded that percentage-of-completion was the appropriate method to use.  Specifically, we believed that our many years of successful estimation, budgeting and tracking of internal ground-up development projects, as well as the smaller custom code projects mentioned above, gave us the necessary expertise to meet the estimation conditions set forth in paragraph 23 of SOP 81-1.

Please see the response to comment 16 above for a detailed chronology of the project’s various phases and the accounting decisions made.  We appropriately applied the loss provisions of paragraph 24 of SOP 81-1 to the first contract (R.1), even as we were successfully working toward completion of the second contract (SOW #4).  As it became clear during 2003 that we and the customer had fundamental differences of opinion as to the interpretation of the contracts and the nature of our relationship, we adjusted our accounting accordingly, switching to revenue recognition only upon the receipt of payment from the customer for services already rendered.

We have only one other instance of a contract whose terms require use of percentage-of-completion, and at September 30, 2004, it was 52% complete.  It differs substantially from the former hospitality contract in that we are building on our existing product; the modifications are to extend functionality, not fundamentally alter it, and to integrate with other existing software; and the project is organized into progressive phases, where each phase ends with customer acceptance of a ready-to-use product.  We have to-date encountered no circumstances that have required material changes of estimates or the recognition of a loss accrual.

Revenues derived from percentage-of-completion revenue contracts was approximately 1%, 1% and 3% of our total revenues in fiscal years 2004, 2003 and 2002, respectively.  Because these amounts are less than 5% in all periods, we have chosen not to specifically disclose them.

40.                               Describe to us and disclose the acceptance clauses you use in determining whether delivery has occurred and indicate to what extent such clauses are included in your arrangements.  Explain to us and disclose how you determine that there are no uncertainties surrounding product acceptance.

For all license arrangements, we require a signed contract from the customer prior to shipment.  Purchase orders (or contracts) are required for all follow-on sales.  Contractual terms state that delivery constitutes acceptance.  On occasion, we deliver software for evaluation (30-day periods) in which we do not recognize revenue until written acceptance is obtained by way of contract or customer purchase order.  In limited situations, we may specifically require acceptance at delivery.  This is done in the relatively rare situation when software development is part of the transaction.  In these circumstances, acceptance is based on our obtaining a certificate or letter of acceptance from the customer.

In response to your comment, we have added the following disclosure to our “Revenue Recognition” policy:

“The Company recognizes software license revenue upon acceptance by the customer, which is normally the date of shipment.”

41.                               Tell us about the payment terms you offer to your customers and what you believe your normal payment terms are.  Tell us how you recognize revenue on contracts that involve extended payment terms.  Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice.  Refer to paragraphs 27 through 31 of SOP 97-2.

Please note that our standard payment terms are net 30 and that, although we may deviate from these terms in some instances based on executive approval, we never accept payment terms of beyond six months.  We have adopted a revenue recognition policy that prohibits the recognition of revenue for payments due in more than six months.  Accordingly, we believe the fees for all of our revenue arrangements are fixed or determinable.

42.                               In regards to your delivery criteria, tell us if there are any contingencies related to passage of title to your international customers and how your accounting addresses such contingencies.

SAB Topic 13.A.2 Question 3 addresses the recognition of revenue when title does not transfer upon delivery in the same manner as established in the U.S. Uniform Commercial Code (UCC).  We are not aware of any contingencies related to passage of title to our international customers, or specifically situations where we retain a form of title to our products until the customer makes payment.  We do have situations in China that are treated differently by us than in other parts of the world.  Revenue from customers that are controlled by the Chinese government is deferred until cash payment is received, as it is our experience that these government-controlled customers do not recognize or comply with contractual payment terms.  Please note, however, that revenue from this form of contract was far less than 5% of aggregate revenue.  Other customers in China are typically subsidiaries of U.S. or Western European companies and these customers recognize the obligation to pay based on contractual terms.  For these customers, we believe that the delivery criteria is met under our standard policy of shipment or later if commitments or contingencies exist.  We believe this is policy in accordance with SAB 104.

43.                               Tell us about and disclose your policies related to contingencies such as rights of return, cancellation clauses, warranties, etc. and the resulting impact on revenue recognition.

Please be advised that our accounting policies for such contingencies are as follows:

a.     Revenue cannot be recognized until all significant contingencies are resolved.  Contingencies may be in writing in the order documentation or may be an oral understanding between SoftBrands and the customer.  Examples include, but are not limited to:

•     Orders pending legal, management, board of directors or other approval.

•     Orders dependent on customer obtaining financing.

•     Orders including nonstandard acceptance terms.

•     Payments dependent on future events.

•     Modifications to the software or commitments related to future products or platforms.

b.     If the order specifies an acceptance period, revenue will not be recognized until the acceptance period expires or the customer provides written acceptance.

Both contractually and in practice we do not provide our customers with rights of return or rights to exchange and do not provide for cancellation clauses.

Although we provide limited warranties with respect to conformity of our software to its documentation, most of our customers (virtually all of our active customers for the first few years) are on our software maintenance program and deviations from documentation are normally encompassed in the services (bug fixes) they receive under maintenance.  To date, our warranty obligations have been immaterial.

44.                               We note that you market your products and services through third-party resellers and channel partners.  Clarify if your revenue recognition policies differ when your arrangements are sold through these resellers.  In this regard, clarify whether you recognize revenue when sold to your resellers or only when delivered to end-users.  Tell us and disclose if your resellers are granted return rights, price protection or other concessions.  Please advise and revise to clarify.

As noted above in response to comment number 5, revenue derived through resellers is less than 5% and we are not dependent on resellers and partners.  We believe our revenue recognition policy as previously stated is appropriate.  As supplemental information, please note the following practices regarding our reselling arrangements:

•     Resellers and channel partners accept credit risk of end users.  We have not experienced significant delays or inability to collect from these partners.

•     We do not accept returns from resellers.

•     Resellers and channel partners do not stock inventory.  We usually ship product directly to the end users.

•     We record as revenue amounts we receive from our resellers and channel partners.

45.                               Supplementally, identify any “non-software deliverables” offered in your arrangements and describe how the company has applied the provisions of EITF 03-05 and EITF 00-21 to these deliverables.  Revise your revenue recognition policies accordingly.

Please be advised that non-software deliverables consist of professional services and third-party hardware.  We offer the hardware as a convenience to our customers and it is sold as part of the total solution.  Our software is not essential to the functionality of the hardware.  Services on multiple element contracts generally consist of implementation and training services.  We apply the provisions of EITF 03-05 to these deliverables and recognize revenue in accordance with provisions of SAB 104 on non-software deliverables.  We comply with the provisions of EITF 00-21 and the higher-level literature of SOP 97-2 on multiple element arrangements that contain a software element.  As disclosed in Note 2 of our consolidated financial statements, revenue for separate elements is only recognized if vendor specific objective evidence of fair value is available for each element.  Revenue under multiple-element arrangements, which may include several software products, services, third-party software, hardware and customer support sold together, is allocated to each element based upon the residual method in accordance with SOP 98-9.  Under the residual method, the fair value of the undelivered elements is deferred and subsequently recognized.  Accordingly, software license fees are recognized as revenue upon delivery under the residual method in arrangements in which the software is licensed with other elements, provided the undelivered elements of the arrangements are not essential to the functionality of the delivered software and all other criteria for revenue recognition are met.

Note 3.  Financial Statement Components

Goodwill, page F-17

46.                               Revise to disclose the information regarding goodwill required by paragraph 45 of SFAS 142 for each reporting segment.

In response to your comment, we have augmented the disclosure related to goodwill on page F-17 with the following:

“Goodwill related to the manufacturing segment was $21,783 at September 30, 2004 and 2003.  Goodwill related to the hospitality segment was $1,164 at September 30, 2004 and 2003.”

Note 9.   Long-term Obligations, page F-22

47.                               We note that the terms of your Senior Subordinated Secured Note were modified in accordance with Amendment No. 1 in November 2003.  Supplementally, tell us how you evaluated whether the changes in the interest rate and payment schedule represented a “substantial modification” resulting in a debt extinguishment under Issue 2 of EITF 96-19.

Four non-conditional modifications contained in Amendment No. 1 to our Senior Subordinated Secured Note were relevant to this issue: a change in the nominal rate of interest from 12.5% to 14%; an acceleration of the payment schedule, resulting in a nine-month acceleration of the final payment; a reduction in the exercise price of the warrant issued to the lender by $0.17; and a one-time fee of $50,000, paid to the lender at the time of the amendment.

In December 2003 we performed analyses on both the cash flows remaining on the original debt agreement and the revised agreement.  We considered the six points prescribed for this analysis in EITF 96-19, with the following assumptions related to each of the respective points:

1.               We included all cash flows related to the payment of interest and repayment of principal, and included in the revised cash flow analysis the $50,000 fee and the intrinsic value of the repriced warrants (i.e., $0.17 x 6,956,715 [the number of shares purchasable through the warrant]).

2.               The interest rate was fixed in both versions of the agreement.

3.               Neither version of the debt agreement allowed for calls or puts.  The revised agreement did include a “redemption premium” in the event of a prepayment, in whole or in part, prior to September 30, 2005, such that any interest that would have accrued by September 30, 2005, if not for the early payment would be payable on the date of the prepayment.  As we did not have at the time of the analysis funds sufficient to make a full redemption, nor did we anticipate making any prepayment whatsoever, we did not perform any separate calculations on this basis.

4.               The revised debt agreement raised the “default interest rate” (i.e., the rate to be paid in the case of a default) by 200 basis points.  As the revision to the debt agreement was made to cure a default and included a revision to the covenants which was intended to make a future default unlikely, we did not run separate analyses utilizing the default interest rates.

5.               We utilized a discount rate of 12.67% for both the original and revised cash flows.

6.               No further changes have been made, so the sixth point in EITF 96-19 is not applicable.

Our analyses and comparison of the net present values of the cash flows under these assumptions for the original and revised agreements showed a 5.18% change when considering the debt only, and a change of 7.10% when the warrant value is taken into account. EITF 96-19 requires modification accounting only if the result of this analysis is greater than 10%. Accordingly, we did not treat this modification as “substantial”.

48.                               Supplementally, tell us more about how you estimated the fair value of the put warrants from issuance through cancellation in order to calculate the periodic non-operating income and loss related to the changes in value.  We note that you refer to an independent appraisal and Black-Scholes valuation model related to the put warrants and a third party valuation of the underlying common stock that appear to have been used to estimate fair value upon issuance of the warrants.  Explain, in detail, how you estimated fair value in each subsequent period to determine the amounts recorded as non-operating income or loss.

Initially and in each subsequent period, we utilized a Black-Scholes valuation model to estimate the fair value of the put warrant.  In each period after initial recording, we recorded the change in this value as non-operating income or loss. In the period of cancellation, we made a final revaluation as of the date of cancellation, and then recorded the cancellation itself as part of the establishment of the preferred stock which replaced it.  The assumptions we used as inputs to this model, and their sources, are detailed in the table below.

Date	Value of common stock	Source used	Risk- free rate	Source	Volatility	Source
26-Nov-2002	$0.64	Valuation	4.05%	10-yr US Treasury note	80%	Survey of comparable-company disclosures
31-Dec-2002	$0.61	Valuation	4.05%	10-yr US Treasury note	80%	Survey of comparable-company disclosures
30-Sep-2003	$0.69	Valuation	3.83%	10-yr US Treasury note	80%	Survey of comparable-company disclosures
31-Dec-2003	$0.69	Valuation	4.27%	10-yr US Treasury note	80%	Survey of comparable-company disclosures
31-Mar-2004	$1.66	Market price	3.86%	10-yr US Treasury note	80%	Survey of comparable-company disclosures
30-Jun-2004	$1.20	Market price	4.24%	7-yr US Treasury note	82%	Calculated volatility
18-Aug-2004	$1.15	Market price	4.08%	7-yr US Treasury note	80%	Calculated volatility

As indicated in Item 9 of the Form 10, there was virtually no trading and no reliable market data to support a conclusion that the “market price” for our common stock prior to April 2004 constituted its fair value.  After the release of shares by class representatives to class claimants in April 2004, and the ability to settle trades because of the termination of the

“when-issued” designation by the NASD with respect to our common stock after that time, a more active and reliable trading market on which we based valuation decisions was available.

Closing Comments

                                                In connection with responding to your comments, I hereby acknowledge, on behalf of SoftBrands that:

•           SoftBrands is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           SoftBrands may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                If you have any further comments, or need any further clarification, regarding the foregoing responses, please do not hesitate to contact our counsel, Thomas Martin, by phone at (612) 340-8706, by fax to (612) 340-7800 or by e-mail to martin.tom@dorsey.com, or me by phone at (612) 851-1927, by fax to (612) 851-6280, or by e-mail to dave.latzke@softbrands.com.

Very truly yours,

/s/ David G. Latzke
David G. Latzke, Senior Vice President,
Chief Financial Officer, and Secretary